Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
BingEx Global Limited	Hong Kong
Beijing Shansong Technology Co., Ltd.	PRC
Hainan Tongcheng Biying Technology Co., Ltd.	PRC
Guangxi Tongcheng Biying Technology Co., Ltd.	PRC
Zhoukou Tongcheng Biying Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Beijing Tongcheng Biying Technology Co., Ltd.	PRC